SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL FOR DELIBERATION BY THE EXTRAORDINARY
SHAREHOLDERS' MEETING OF JANUARY 22, 2008

To the Shareholders of
Companhia Siderúrgica Nacional

     The Management of Companhia Siderúrgica Nacional hereby announces the following proposals:

1.	Cancellation of 4,000,000 shares currently held in treasury.

2.
A split of the Companys shares in order to enhance their liquidity so that each share will be represented by 3 shares subsequent to the split, all of which shall confer the same rights on their holders as the existing shares. The share/ADR (American Depositary Receipt) ratio will be maintained at 1/1, i.e. each ADR will continue to be represented by one underlying share. The purpose of the stock split is to ensure a more appropriate price range for the Companys shares, given their substantial appreciation, and to maintain their attractiveness for individual investors. Upon approval of the split, Ita Corretora de Valores S.A., the custodian of the shares, will automatically credit the new shares to the accounts of the Companys shareholders, while the depository institution for the ADRs will be responsible for issuing and distributing the new ADRs.

3.	Amendment to Article 5 and the heading of Article 7 of the Companys Bylaws to reflect the share cancellation and split, as follows:

“Article 5 - The Companys capital stock, entirely subscribed and paid in, comprises R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty-three Reais and seventy-one centavos), divided into 804,203,838 (eight hundred and four million, two hundred and three thousand, eight hundred and thirty-eight) common book-entry shares with no par value.

Sole Paragraph - Each common share confers the right to 1 (one) vote at the General Shareholders Meeting.”

“Article 7 - The Companys capital stock may be increased to 1,200,000,000 (one billion and two hundred million) shares.”

4.	Ratification, pursuant to Article 256, subitem 1 of Law 6404/76, of the acquisition of Companhia de Fomento Mineral e Participações Ltda.

BENJAMIN STEINBRUCH
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.